Mail Stop 4561

July 30, 2007

Timothy M. Doyle
Chief Financial Officer
ITLA Capital Corporation
888 Prospect Street, Suite 110
La Jolla, CA 92037

>   **Re: ITLA Capital Corporation**
>   **Form 10-KSB for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 16, 2007**
>   **File No. 001-33199**

Dear Mr. Doyle:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Management's Discussion and Analysis

Credit Risk Elements (Allowance for Loan Losses and Nonperforming Assets), page 37

1.   We note that the percentage of your allowance for loan losses to total loans decreased from 1.71% to 1.53% as of December 31, 2005 and 2006, respectively. On page 37 you attribute this decrease to significant growth in your total loan

portfolio during the year as well as the continuing decline in your overall risk profile due to a broader geographic diversification of your real estate loan portfolio. Please tell us and revise future filings to provide a more robust disclosure explaining the reasons for changes in your allowance for loan losses:

- How the growth in your total loan portfolio resulted in a decrease in your allowance for loan losses considering that most of the loan growth continues to be in income producing property loans and construction loans;
- How the broader geographic diversification alone resulted in a continuing decline in your overall risk profile;
- We further note your disclosure on page 5 that "a significant portion of our loans are made to lower credit grade borrowers or where the property securing the loan has other factors, such as debt-to-income ratios or property location, that prevent the borrower from obtaining a prime interest rate." Tell us how you considered the risk profile of your borrowers in determining your overall risk profile and correspondingly your allowance for loan losses. In this regard we note that the amount of your real estate non-accrual loans more than doubled from December 31, 2005 to December 31, 2006

Item 9A. Controls and Procedures, page 70

2.   We note your statement that a "control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met." Please tell us and revise future filings to state clearly, if true, that:

- Your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and
- Your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant